Mail Stop 6010



    June 1, 2005



Via Facsimile and U.S. Mail

Dorrance W. Lamb
Chief Financial Officer
Performance Technologies, Inc.
205 Indigo Creek Drive
Rochester, NY  14626


	Re:	Performance Technologies, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 0-27460


Dear Mr. Lamb:

      We have reviewed your response letter dated May 20, 2005 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended December 31, 2004

Non-GAAP information

1. In part (a) of your response to prior comment 1, you indicate that you will no longer adjust for restructuring charges in the non-GAAP measure. However, the table for 2004 shown in part (b) of the response continues to include an adjustment for restructuring charges. Please confirm that you will remove the adjustment for restructuring charges in your future filings, including future presentations of the 2004 non-GAAP measures.

2. We note the discussion included in your response to prior comment
1 relating to the adjustments for in-process R&D charges in the non-
GAAP measures you presented. We note that you recorded these charges in 2002 and 2004 and that given the nature and size of your business they are reasonably likely to recur. Please confirm that in future filings you intend to comply with Item 10(e)(1)(ii)(B) of Regulation
S-K which prohibits the inclusion of non-GAAP measures that eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

3. We note from the last bullet point of part (d) of your response to prior comment 1 that "the Company believes that this non-GAAP net income measure provides investors with a more transparent and enhanced view of the true operations and financial condition of the
Company." In addition, in your March 31, 2005 Form 10-Q you say that the company`s results excluding non-recurring items provide "better" comparability of its operations. These statements appear to place greater prominence on the non GAAP measures and may confuse investors into believing that they should view the non-GAAP financial measure as being superior to the comparable GAAP measures. Please revise your presentation in future filings to eliminate these confusing statements. Refer to Item 10(e)(1)(i)(A).

Note B - Acquisitions

4. We note your responses to prior comments 4 and 8. However, we also note that the final investment in Mapletree represents 10.2% of your total assets at December 31, 2003 and that the acquisition significantly impacted your 2004 operating results, as evidenced by your references to the effects of the transaction in several sections of Management`s Discussion and Analysis. As a result, it would appear that the disclosures called for by SFAS 141 would be meaningful to an investor`s judgment.

* Please confirm that you will provide the disclosures required by paragraphs 51 through 57 of SFAS 141, including the purchase price allocation and the pro forma data for 2003, in your next Form 10-Q and in your other future filings, as appropriate. Provide us with a copy of your proposed disclosure.

* If you continue to believe the disclosures are not needed, please provide us with your analysis considering the guidance in SAB 99.

5. We note the statement in your response to comment 6 that Mapletree
Networks incurred "substantial losses" in the years preceding the acquisition. Please tell us the amounts of any losses in the last five years and show us how you treated these losses in your calculations of the significant subsidiary test when determining the need for financial statements pursuant to Rule 3-05 of Regulation S-
X.


* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
551-
3643 or me at (202) 551-3671 if you have questions regarding these comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant

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Dorrance Lamb
Performance Technologies, Inc.
June 1, 2005
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